The Community Development Fund
6255 Chapman Field Drive
Miami, Florida 33156


February 12, 2016


VIA EDGAR


U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549


Re: The Community Development Fund: Post-Effective Amendment No. 1 to Registration Statement on Form N-1A (File Nos. 333-206012 and 811-23080)
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Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), The Community Development Fund (the "Trust") respectfully requests that the U.S. Securities and Exchange Commission ("SEC") consent to the withdrawal of Post-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-1A, filed with the SEC via EDGAR (Accession No. 0001135428-16-001037) on February 11, 2016 ("Post-Effective Amendment No. 1").
The Trust is requesting the withdrawal, and believes such withdrawal is consistent with the public interest and the protection of investors, because Post-Effective Amendment No. 1 contained a filing error of a technical nature. Specifically, Post-Effective Amendment No. 1 was mistakenly coded as EDGAR form type "N-1A/A." We subsequently intend to file Post-Effective Amendment No. 1 pursuant to Rule 485(b) under the Securities Act and Investment Company Act of 1940, as amended, with the SEC via EDGAR to disclose risk/return summary information for the Trust in interactive data format as an exhibit to the Trust's Registration Statement on Form N-1A.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of Post-Effective Amendment No. 1 has been signed by the Director, President, Chief Executive Officer and Secretary of the Trust this 12th day of February, 2016.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (305) 663-0100.

Very truly yours,

THE COMMUNITY DEVELOPMENT FUND


By: /s/ Kenneth H. Thomas
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Kenneth H. Thomas, Ph.D.
Director, President, Chief Executive
Officer and Secretary